Filed by GigOptix, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No.: 333-153362

Subject Company: GigOptix, Inc.

This filing relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger by and among Lumera Corporation, GigOptix LLC, GigOptix, Inc., Galileo Merger Sub L, Inc. and Galileo Merger Sub G, LLC dated as of March 27, 2008.

* * * *

On October 27, 2008, the Securities and Exchange Commission declared effective a registration statement on Form S-4 (File No. 333-153362) filed by GigOptix. Inc., which contains a proxy statement/prospectus of Lumera regarding the proposed merger transaction between Lumera and GigOptix, as well as other relevant documents concerning the transaction. The proxy statement/prospectus was mailed to Lumera Stockholders on or about October 27, 2008. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGOPTIX, INC., LUMERA CORPORATION, GIGOPTIX LLC AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus and other documents filed in connection with this transaction with the SEC at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents filed by GigOptix, Inc. may be obtained without charge by directing a request to Lumera Corporation, 19910 North Creek Parkway, Bothell, WA 98011-3008, Attention: Investor Relations or by telephoning us at (425) 415-6847.

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FINAL TRANSCRIPT

Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

FINAL TRANSCRIPT
▶ ▶ ▶

Conference Call Transcript LMRA - Q3 2008 LUMERA CORP Earnings Conference Call Event Date/Time: Oct. 21. 2008 / 1:30PM PT

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Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

C O R P O R A T E    P A R T I C I P A N T S

Helene Jaillet

Lumera Corp. - Director, IR and Corporate Communications

Peter Biere

Lumera Corp. - SVP, CFO, Treasurer

Dr. Joe Vallner

Lumera Corp. - Interim CEO

Dr. Avi Katz

GigOptix LLC - CEO

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Gale Stephanic

Sterne Agee Financial

Lenny Stouten

National Plating Corporation

David Munch

P R E S E N T A T I O N

Operator

Good day, ladies and gentlemen, and welcome to the Lumera Third Quarter 2008 Financial Results Conference Call. My name is Michelle, and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will be facilitating a question and answer session towards the end of today’s conference.

(Operator Instructions)

As a reminder, this call is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Ms. Helene Jaillet, Director of Investor Relations and Corporate Communications. Please proceed.

Helene Jaillet - Lumera Corp. - Director, IR and Corporate Communications

Thank you, Michelle, and good afternoon, and welcome to Lumera Corporation’s Third Quarter 2008 Conference Call. This follows our news release, which was issued at 4 p.m. Eastern Time today, October 21, 2008.

Again, my name is Helene Jaillet and I’m the Director of Investor Relations and Corporate Communications of Lumera. After I make some brief housekeeping remarks, you’ll hear from Dr. Joe Vallner, interim CEO of Lumera, from Peter Biere, Senior Vice President, Chief Financial Officer and Treasurer of Lumera, and from Dr. Avi Katz, CEO of GigOptix LLC, who will be making a presentation which you can follow along on our website by going to the Investor Relations page of our website and clicking on the webcast icon.

Now a few comments before we begin. Please remember, as always, that elements of this presentation are forward-looking and are based on our best view of the world and our business as we see them today. It is no guarantee of future performance. The forward-looking elements discussed in this conference call can change as the world changes and we ask that you interpret our comments in that light and as more explicitly stated both in the current press release and in the Risk Assessment section of our annual report on Form 10-K and other filings with the SEC that are posted on our website.

Additionally, may I also remind you that this conference is being broadcast via the Internet and is available on the IR section of our website at www.lumera.com. The conference call is being recorded and will be available for replay on the website. The prepared remarks made are copyrighted and cannot be reproduced without the permission of Lumera Corporation.

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Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

This afternoon we’ll cover Lumera’s performance for the third quarter of 2008, discuss plans for the new combined company under the proposed merger, and of course at the end we will have time for Q&A.

And now I’ll turn the call over to our CFO, Peter Biere.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Thank you, Helene. Much of what I’ll discuss today on today’s call can be found in our press release, which I hope by now everyone has seen. I’ll keep my comments on historical results brief so that we have more time for Avi to look forward at the proposed combination that Lumera has with GigOptix.

Looking at Lumera’s revenues, revenues totaled $1,565,000 for the third quarter of 2008, compared to $624,000 for the same quarter last year. That’s an increase of $941,000, or 151%. Revenues for the nine months ended September 30, 2008 totaled $3,548,000, which is 47% above the same period in 2007.

The increase in revenues is due to continued work on four government contracts that we announced late in quarter one of this year. These contract awards totaled $5.6 million. We’re earning those over 12 months. And one of the contracts has a second stage award of $750,000, which we believe we’ll receive shortly, as soon as the contracting details are completed.

This will put our total contract commitment for the 12 month period over $6 million, which is a record for us, and a level that we hope to sustain next year based on technical achievements we’re seeing now and also early discussions with our funding partners. I should mention that backlog on our contracts at September 30th totals $2.3 million.

More than just an impressive year-over-year comparison, we’re seeing the full impact this quarter of the success we’ve had landing these development contracts of our government funding partners and, importantly, the impact this level of revenue has on our cost structure. I’ll make a few comments on that in a moment.

I should also repeat that this current group of contracts is more focused on later stage device development, which we believe indicates that we’re closer to being able to transfer technology from research projects to customers on both the government side and commercially. Integrating the Lumera and GigOptix technology further expands the possibilities in this area.

We sold $10,000 of electro-optic materials and devices in the current quarter. For the nine months ended September 30th we sold $143,000 of products and this includes device sales to Lockheed Martin. We continue working with Lockheed under our agreement.

Operating expenses from continuing operations totaled $2.4 million during the three months ended September 30, 2008, compared with $3.8 million for the prior year quarter. That’s a $1.4 million decrease, or about 37%. Operating expenses totaled $8.9 million for the nine months ended September 30 of 2008. That compares to $9.2 million last year, a decrease of $300,000, or about 3%.

Breaking down operating expense, research and development expenses totaled $437,000 during the third quarter of 2008. That’s down $500,000, or 53%, from the same quarter last year. Research and development expense totaled $2 million for the nine months ended September 30th of this year, decreasing $139,000, or about 6%, from the same period in 2007.

R&D expense is down in both comparative periods, primarily due to higher contract revenues, and importantly the margin on contracts during the third quarter of 2008 more than offset our internal R&D spend. This was a milestone for us that we hope to repeat in the coming quarters.

Marketing general and administrative expense totaled $1,913,000 during the current quarter. That’s down $900,000, or 32%, from the third quarter of 2007. MG&A expense totaled $6,847,000 during the nine months ended September 30th of ‘08, down $163,000, or 2%, from the same period in 2007.

MG&A expenses are down in both comparative periods, primarily due to lower cash and non-cash compensation costs that are associated with corporate headcount reductions in the current periods and the impact of stock option forfeitures associated with these reductions. Expenses associated with the proposed merger totaled $383,000 and $1.6 million for the current three and nine month periods respectively.

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Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

Our net loss from continuing operations during the third quarter of 2008 totaled $1,526,000, or $0.06 per share. That compares with a loss of $3,480,000, or $0.16 per share, for the same period in 2007. For the nine month periods, net loss from continuing operations totaled $6,752,000, or $0.32 per share. That compares with a loss of $7,123,000, or $0.35 per share, for the same period last year.

During the first quarter of 2008 we ceased operations of our bioscience tool subsidiary, Plexera, this to focus on the electro-optics business and prepare for our proposed merger with GigOptix. Overall, our operating results this quarter are very satisfying, given that our current or continued success with government contract funding and the overall cost reductions that we’ve achieved through the pre-merger integration work that the Lumera and GigOptix teams have been engaged in together.

We ended the quarter with $7 million in cash and investment securities. Our cash burn rate is also down significantly during the current quarter. We spent about $1.4 million this quarter, Q3 of 2008, to finance our operations and working capital, whereas our burn rate last year was $3.5 million. So we spent about $2.1 million less this quarter, about $1.4 million of that reduction is related to Plexera savings.

Significantly, we have more than enough cash to meet the closing conditions for our proposed merger with GigOptix. Also, I should say that our restructuring efforts with Plexera are now fully behind us and we’re actively trying to monetize the Plexera assets and IP. And also, we’re going to continue looking for cost synergies as we plan for merging.

And with those brief comments, I’d like to turn the call over now to our Interim Chief Executive Officer, Joe Vallner.

Dr. Joe Vallner - Lumera Corp. - Interim CEO

Thank you, Peter. It’s been several months since I had a chance to speak with you and a lot has transpired during that time. Lumera enjoyed record revenues during the second quarter, as Peter indicated. Our ability to achieve these results is due to the excellent work and perseverance of the Lumera team, and I’d like to take this opportunity to publicly acknowledge them for their efforts.

The proposed merger with GigOptix LLC has also made substantial progress. The S-4 registration statement was filed in early September, and we hope that the SEC will be completing their review soon so that proxy statements can be mailed to shareholders shortly. Procedurally, what needs to happen is the following.

When the SEC completes their review, we will be able to set the record date and the meeting date and mail the proxies. We anticipate that the meeting will be in early December and will be held near the Lumera headquarters in Bothell, Washington. Shareholders of record will be able to vote their shares at the meeting, or beforehand by mail, and if the proposed merger is approved it will close shortly thereafter.

There are still details that need to be developed, most notably what the ratio split will be for the Lumera shares when converted to GigOptix Inc. shares. We won’t know that until much closer to the date of the shareholder meetings. However, some of the business details of the new combined company can now be discussed more thoroughly.

And here to do that and answer your questions is Dr. Avi Katz, who has the presentation prepared, which, as Helene indicated, you can follow along on our website. And so with that, I’ll turn the rest of the discussion over to Avi.

Dr. Avi Katz - GigOptix LLC - CEO

Thank you very much, Joe and Peter. Good morning to everyone and thank you all for taking time to participate in today’s conference call. My name is Avi Katz and I’m delighted to meet you here. We’d like to tell you how happy we are to join the Lumera management team on this call and have the opportunity to share with you our vision about GigOptix, Inc. We’re very excited about this opportunity and the future of the Company, as we see a clear synergistic value between Lumera and GigOptix LLC.

This prospective merger, being part of a planned consolidation program, will allow us to increase shareholders value by meaningful acceleration of revenues, market penetration, customer reach, advanced product development and streamlining operating costs. Our ability to execute will benefit both companies by bringing us closer to the point of achieving the critical business mass and financial independence, which we are seeing as a key ingredient in generating the economies of scale and becoming competitive as a true leader in our industry.

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Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

I want to start off by apologizing to the shareholders on the call for the delay in speaking with you directly. Until we had the audit financial information of GigOptix LLC available to the public, we were cautious in order to make sure we were complying with the securities laws and not inaccurately releasing nonpublic information about GigOptix LLC and therefore about Lumera post-merger.

However, now that we have our S-4 on file with SEC, I’m very happy that I can have a much more open line of communications with you. The delay in getting to speak with you directly was particularly disheartening to me because I believe very strongly in management transparency and letting my investors know exactly what’s going in the company. This is something that I have done through my career as an executive and I’d like to keep doing it.

Going forward, I plan to be very involved in the activities in all aspects of the investor communications and disclosures. And for example, once we complete the transaction integration, we plan to have an investor open house so you guys can come and meet and talk with the entire management team and see exactly how we are operating and creating value to the shareholders.

We want you to know that despite of the delay in meeting with you, both companies have invested significant efforts over the last six months in streamlining operations, developing our product roadmap for 2009 year and beyond, and crystallizing the strategic and tactical planning that will enable us to be ready to rapidly and seamlessly consolidate our efforts immediately when GigOptix, Inc. become effective, hopefully by early December, as Joe and Peter mentioned.

This activities have already positively affected the financial performance, as Peter mentioned and I’ll review it in more detail later on. Today I want to talk a bit about GigOptix and our pending merger with Lumera. And as mentioned, we have prepared a PowerPoint presentation which will help us follow the discussion. The presentation, again, is available on the webcast link on the Investor Relations page of Lumera website.

So, who is GigOptix? As you can see in slide number three, GigOptix is a fabless semiconductor company specializing in high speed integrated circuits all Physical Media Dependent, PMD ICs solely for optically connected systems. We sell to large system manufacturers such as Alcatel, ZT and others, which build the equipment that makes up the various global communication networks.

We’re exclusively focusing on the electronic devices for the optical engine and have developed a highly specialized portfolio of components to meet our customer needs in this field. Whereas more of — most of our competitors sell ICs for optical applications only as one of the many product lines in their portfolio, our sole focus in GigOptix is on the optically connected system where we aim to maximize the performance of the optical engines at every point across the network.

We strive to continuously increase our product portfolio and market share by combining a balanced growth through our organic product development and market development and in addition to go through a well thought-out rollup consolidation strategy.

As reflected in slide number four, GigOptix LLC was launched in July of 2007 as a restart of iTerra Communications LLC, a company that originally was founded in 2000. Since its launch, GigOptix LLC has demonstrated an aggressive execution of acquisitions and optimization of operations through the consolidation. We restarted iTerra Communication by reorganizing a six-years-old research and development enterprise into a new business model named GigOptix LLC that is now the platform for our rollup strategy.

Following the restart and stabilization of the business, we acquired Helix Semiconductors in January 2008 and executed a seamless integration program in less than three months, in spite of the fact that Helix Semiconductors is a Zurich based company up in Switzerland. We are now hoping to build upon this success in the post-merger with Lumera and repeat the previously accretive and successful results.

Thus far, all of our consolidation moves have yielded positive momentum in our business. Both the restart of iTerra and the acquisition of Helix have proven our ability to screen the right merger opportunities, to negotiate fair agreements, to consolidate entities, to rationalize the costs and to drive financial performance to enhance shareholders value.

I’d like to move to slide number five and discuss a bit the content of this slide. We’ve established our reputation over the last few years by partnering with the leading high end optical technology system houses, working with them in developing high speed 10 gigabit/second and above ICs for the most demanding optical communication applications, namely the ultra-long haul, i.e. longer than 1,000 kilometers undersea fiber optics communication systems.

In fact, since the inception of GigOptix, we have become the dominant supplier of modulator drivers ICs for those applications. We then began to deploy our products into larger volume markets like the long haul terrestrial and the metro networks, datacom and consumer electronic markets, which has increased our market share, our volume shipments and accelerated the revenue growth.

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Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

Our large product portfolio, which we will describe later, offers unique solution to our customers. This has allowed us to become not just another commodity vendor to them, but rather a critical partner in shaping their current and next generation system solutions. Basically, we offer them a one-stop-shop solution of components and modules that are integrated into end systems. The future Lumera products will obviously be a perfect addition to this portfolio.

But most important, is our ability to execute by bringing our innovations to the market successfully. We closely monitor the financial aspects of our business, making sure that we maximize revenue generation in the most cost effective way. This is reflected in the financials we will review later on with you.

We are driving cost efficiencies in all aspects of our operations based on our fabless model and continue to demonstrate financial responsibility in the way we manage our business. Our proposed merger with Lumera will give the combined company the scale and tools to continue our progressive rollup strategy and to pursue other accretive acquisitions once we have completed a successful consolidation.

As is reflected in slide six, we all know that the network traffic is growing, enhanced by the rapid deployment of triple play, namely the data, the voice and the video, and the move from data to rich media content being streamed over the networks. We have highlighted only a few of the applications that have driven the growth. This growth is streaming content, [mean] that the network has to dynamically increase its transmission capacity. Hence, the network are going to continue to adopt more and more optical links.

Lumera and GigOptix together offer a unique portfolio product that — will enable a more efficient optical communication system by enabling faster optical interconnects which have become the bottleneck of the network. Thus, as the size and number of streamed applications on the network grow and generate ever more traffic, there will be more deployment opportunities for our products as a support space, growing all the way from 2.5 gigabit/second through 10, 40 and 100 gigabit/second in the not too far future at about 1 terabit per second.

Slide seven describes a common phenomenon that has been exhibited few times in the history of the high tech industry, such as in the memory devices and display and microprocessors, where advanced technology is introduced firstly to the high end enterprise applications and subsequently, after optimization of the cost and the performance, is adopted in the high volume applications and markets.

This transition is taking place now in the optical interconnect, where the market is progressively shifting from use of cooper to use of fiber to carry the ever-growing stream of information. Hence, the demand for optical devices is growing rapidly and transforming from using the high end telecom and datacom enterprise products, to the mass markets of interconnects within consumer electronic applications.

This slide shows a few examples of the products which are currently powered by GigOptix devices. They present current market installation all the way from high end telecom applications, as we mentioned earlier, through datacom products and into the high volume consumer electronics.

Eventually, as we show in slide eight, we see that this trend continues beyond networks that connect systems and starts to take place within the system itself. For example, chip-to-chip communications on a mother board will eventually be optical. And beyond this, the physics may allow us at a point of time where communications within a single chip will be optical. All of this gives us a wide-open market opportunity to drive the growth of GigOptix.

Slide number nine provides some specific examples of growth in markets we are selling into today, the telecom and datacom products. The deployment of optical systems to support ever-growing data streaming capacity requires an increasingly number of transceivers and modulators. Both of these very large markets are growing at more than 85% compounded annual growth through 2012. These two markets represents our main target market for our current products.

Let’s move to the next slide, and it’s pertaining to consumer electronics, our largest potential future market. The industry is on the cusp of broad mass market adoption for optical technologies. As shown here, for example, the USB 3.0 standard will support optical connections which will then drive demand for drivers and receivers shipments to satisfy the need in the market. Large corporate, like Intel and HP, have observed and attested to this paradigm shift over the last couple of years.

In slide 11 we see the GigOptix products physically fit within systems as the last points before information is transmitted into a network. Especially, GigOptix products enable the conversion of the information from electrical signal into optical signal, and to be transmitted into the fiber on the network.

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Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

For example, inside a server we fit on a line card that an optical network cable plugs into. This slide shows how a line card is architected and where our product fits. This card fits with the numerous kinds of systems including servers, routers, switchers and active cable for datacenters, and some other applications. The systems are the key elements of the telecommunication and data communication network.

Additionally, in the near future we believe that our products are likely to be incorporated into consumer electronics systems such as high definition TVs, camcorders and even cell phones. Within this system, our products will facilitate both intra and inter system communications.

For example, a TV may be connected to a cable provider through an optical connection using our product. Or, a cell phone manufacturer may deploy higher resolution streaming video content from the mother board to the screen through an optical link, where the optical engine will again be enabling link and drive more demand to our devices.

In slide 12, as we review it, we see that basically our execution is rather simple and straightforward. We manage our company through a balanced mix of innovation, execution and the creation of financial growth engine. We focus on the quick generation of cash flow from sales of our current products, maximizing the return on developments and the [time to] revenue.

We do this by rapidly commercializing our research efforts into products through efficient development, testing and qualification, and then selling them into previously identified product applications with our existing and new customers.

Well, here — our management philosophy, we simply call it eating while hunting. It means that we generate the cash required to operate the company, as well as for developing future application from actual sales to existing customers and markets, mainly in the telecom and datacom [space] today. This is how the company can prepare to embark on the future opportunities as we transform with the market into the large segment of consumer electronic applications.

Moving to slide 13, it lays out a summary map of our product portfolio and immediate near term development plans. We believe that this is the most comprehensive Physical Media Dependent, PMD, component portfolio in the market today, covering all communication streaming speeds and distances. As we mentioned, from low speed to more than 100 gigabit/second and from few centimeters to over 1,000 kilometers, going all the way from the core of the network into the home, including the connected living room consumer devices.

We have just announced yesterday our latest 100 gig drivers and receivers, which spearhead a completely new family of ultra-fast PMD products. This will come out to meet customer’s upcoming needs in the 2009 and beyond markets. Our product portfolio, made up of serial and parallel drivers and receivers and soon modulators as well is extremely attractive to our customers, given that it provides a one-stop-shop covering many product flavors of various OEM system manufacturers.

Well, another way to look to our product portfolio is to see how it has grown as network speeds have increased and as we have grown and established our business over the last 18 months, as we reflect in slide 14. Through close collaboration with our customers, we have carefully chosen where to pursue product development and commercialization and where to invest our resources.

Because we have always built our products with real customer demand in mind, our current portfolio is providing us with a steady growing revenue stream from which to continue to develop our business.

Moving to slide 15. In this slide we show the competitive landscape. While we are very proud of our products, we have brought to our customers and feel that they are best available today, we know that we are not alone in this marketplace. And here, we show many of the competitors we face. We’re keenly aware of how competitive our industry is and we keep a very close eye on our competitors, some of which deliver good quality and innovative products.

As we move to slide 16, we are particularly excited about the proposed combine of our product lines with Lumera technology; more so, the revolutionary integrated product that our merger will enable us to bring to the market. Today, modulators and drivers are two distinct and separate products within the optical industry. By merging Lumera and GigOptix, we plan to bring to the market integrated driver and modulators.

This new combined products will represent an entirely new class of ICs, offering numerous benefits to our system customers, such as, for example, reducing the amount of power the systems consume or improving the optical integration and interoperability of those two components, as well as potentially lowering the cost of building optical systems.

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FINAL TRANSCRIPT

Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

One specific application we see on the horizon is the approach of terabit Internet connections. Already, system level engineers are finding significant challenges in designing the 100 gig connections. The next step will be a terabit link, and with this we see a meaningful competitive advantage for our combined modulators and drivers.

For example, we believe that our product will be five times more power efficient and require only probably 20% of the space inside a system, compared with the most advanced technology on the market today.

Well, in short, we believe that this new class of product will drive a significant competitive advantage for the combined company and lead to potentially meaningful revenue opportunities by virtue of this synergy.

Now, on slide 17, we show just a snapshot of the efficient global operation model that we have developed. With our continuous improvement of operational efficiencies and cost reduction, GigOptix has operated always using a fabless model where we use numerous semiconductor foundries, as well as contracted manufacturers to build and test our products.

We have also developed a wide network of dedicated representatives and distributors in all three major continents supported and managed by a lean, direct sales force from GigOptix which operate out of our offices in Palo Alto, in Zurich and in Tokyo.

In slide 18 — and given the revolutionary nature of what our combined company hopes to achieve, we have invested a significant amount of resources over the years to develop a wide portfolio patent, again represented here in slide — in this slide, and in making sure that our intellectual property position is strongly protected.

While we believe that we will be successful in markets and always ahead of our competitors, we don’t want anyone to take advantage of the years of research we have completed without a proper agreement in place. We also do see the potential of licenses revenues at some point after we have commercialized some of those products.

In slide 19, we would like you to meet your team that is going to lead the combined company. This group represents over 150 years of cumulative industry experience. Importantly, Peter Biere and Raluca Dinu from Lumera will remain as senior members of the executive team in the capacity of CSO and General Manager of GigOptix Bothell operations, and as Vice President of Advanced Engineering respectively.

They will join the current GigOptix executives, Andrea Betti Berruto, the CTO of the company, Julie Tipton, the VP of Marketing, Marc Correa, our VP of Operations, Vivek Rajgarhia, the VP of Sales, and Jorg Wieland, the VP and General Manager of the GigOptix-Helix Zurich operations The balanced participation of the executives from both GigOptix and Lumera will ensure a smooth integration and continued growth for the merged company.

Well, the next four slides present the summary of the historical financial data by quarters from the first quarter of 2007 and through the third quarter of 2008 of all the three entities, GigOptix LLC, Helix and Lumera. As you can see, our leadership team’s philosophy is first and foremost to demonstrate financial responsibility in running the business.

We are executing to growth revenues, improving profit margins, reduce operating expenses and net losses, all in order to bring the combined entity to profitability as soon as possible, and thus generate the cash required for continuous growth.

We have demonstrated this approach since the restart of GigOptix through the acquisition of Helix, and during the last six months since we have announced the definitive agreement to merge with Lumera. During these periods, we have discontinued non-core businesses such as the iTerra R&D center in Rome, Italy, and the Lumera Plexera division, all reducing operating costs as well and continuously growing our product revenues. You can see that the first nine months of ‘08 generated about 78% gross revenue compared to the same period in 2007 year.

In slide number 20, we are presenting the summary of the standalone historical quarterly revenues of each of the three entire entities, as well as what they would have looked like if we had been combining them. So again, let’s talk about these numbers. What I want you to take away from this slide is that the constant and consistent growth of the revenue stream driven by both the organic growth of each of the three product lines and the synergy attributed to the rollup of GigOptix LLC platform itself.

GigOptix LLC alone started with about $450,000 of quarterly revenue only 18 months ago in the first quarter of 2007, reflecting an annual run rate of less than $2 million. And by growing organically and combining Helix and Lumera, achieved a quarterly summary revenue of about $4.2 million just six quarter later, namely in the third quarter of 2008, reflecting an annual run rate of more than $16 million. This demonstrates more than eight times growth during the six quarters since the inception of GigOptix LLC back in 2007.

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FINAL TRANSCRIPT

Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

And as I mentioned earlier, comparing the summary of the performance of the first nine months of ‘08, we show more than $10 million of revenue comparing to the $5.7 million on the same period in 2007. Interesting to mention that the last year, 2007, entire revenue ended in approximately $8 million of revenue.

Looking at slide 21, you can see it is — this is a very busy chart. And I’m not going to go over all the numbers in detail, however, I would like you to take away few points. Firstly, the total loss from operations continues to decline throughout the period. In the next slide we will review the pro forma of the combined entities. Secondly, GigOptix LLC presented consistent and stable growth margin of about 61% through the fiscal year of 2007 and the first nine months of 2008, which reflected in about $3.1 million of gross profit in 2007, and about $3.9 million of gross profit in the first nine months of 2008.

Finally, the summary of the three entities for the future product lines of GigOptix Inc., which includes the HX product from Helix, the GX product from GigOptix and LX product from Lumera, show the total of about $4.4 million of gross profit, or 56% gross margin, in 2007 and a meaningful acceleration to about $5.8 million in gross profit and 58% gross margin in the first nine months of 2008.

If you flip to slide 22 and 23, in slide 22 we provide the pro forma summary of the unaudited historical financial results in a manner that clearly reflects the pro forma summary of combined net loss of continuing operations of the three companies. The more detailed description is given then in slide 23, so you can familiarize yourselves with the various adjustments.

It is interesting to observe a significant reduction in the net loss of operations, all adjusted to exclude extraordinary expenses related to the closure of operations and various M&A expenses. The main takeaway here, as shown in the graph on the right side, is that the continuous revenue growth and decline of pro forma net loss is demonstrated quarter-over-quarter this year. Also, that on a revenue of about $4.2 million in the third quarter of 2008, we achieved a net loss from operations of about $1.4 million.

Anecdotally, about $1.1 million out of it is contributed by Lumera and about $300,000 out of it is contributed by GigOptix LLC. Both teams are working responsibly to drive revenues up and control cost. This has led the last six months improvement performance and we’ll continue to deploy this discipline after the merger is closed, driving even better performance and towards profitability. And again, as I mentioned earlier, for more details for the adjustments, please review slide 23.

I’d like to move to slide number 24, which represent unconsolidated and unaudited balance sheet highlights of GigOptix LLC and Lumera, reflecting combined cash of close to $8 million, combined working capital of about $8.4 million, combined total assets of about $18 million, and a combined total revenues of about $4.5 million. The Company is attractive opportunity to build value through market expansion and rollup strategy, which we choose aggressively to continue to pursue.

Therefore, and in spite of the reasonably cash — good cash position and increasing revenue as well as declining operating loss, it is likely that we will choose to seek another financing post the merger in order to drive long term shareholders values and to continue to grow the Company.

I’d like to summarize this presentation, going to slide 25. I’d like to bring forth a few of the fundamental factors that made the board of directors of both GigOptix and Lumera so excited about this progressive merger — about this prospective merger, I apologize. Since the signing of the definitive agreement last March, we have received affirmations and support for the merger from many key global customers in the communication industry.

As a result, we are even more convinced that this merger represents an excellent opportunity for the growth of both Lumera and GigOptix and to the shareholders value of both the companies. Together, we will become a much stronger contender in the optical communication arena with unique technologies that comprises a variety of semiconductor materials and polymers, a very wide and rich portfolio of commercial products that represents the core of the high speed optically connected communication systems.

Together, we will bring the market financially — to the market a financially stronger entity with fast-growing product revenue and a more efficient cost structure, with a leadership team that has proven itself in managing business to growth and success even in harsh markets and economies like we all experience now.

Together, we will continue to responsibly manage our shareholders assets with complete open and transparent style. We leverage our knowledge and experience in rollup in consolidation to grow GigOptix to the necessary scale to successfully complete in the rapidly growing and maturing optical communications markets.

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FINAL TRANSCRIPT

Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

With this, I’d like to conclude my presentation. I’d like to thank you again for your patience through the lengthy merger process and ask your support as we moving forward to complete this merger. I’d like to open the floor for questions and answer. Thank you again and I’m turning it back to Helene to coordinate this session.

Helene Jaillet - Lumera Corp. - Director, IR and Corporate Communications

Thank you, Avi.

Michelle, if you would kindly prompt — give the prompting instructions for the listeners to queue up for their questions and to prompt them to speak. Thank you.

Q U E S T I O N    A N D    A N S W E R

Operator

(Operator Instructions)

Your first question comes from the line of [Gale Stephanic] of Sterne, Agee Financial. Please proceed.

Gale Stephanic - Sterne Agee Financial

Yes, thank you for the presentation and a little clarity on what’s going on. I have been a Lumera shareholder for some time as I bet many others are. And what I see that is somewhat a problem going forward is that we are being diluted by the proposal, the merger proposal considerably. It does appear that the companies are somewhat equal overall and I’m sure GigOptix has greater depth of management.

However, I have been through a number of reverse splits over many years in the finance business and being diluted by the merger and then talking about a second financing post-merger, which will be more dilutive, I don’t see how there will be any near term improvement in stock price. And in fact, most reverse splits do not work unless you have considerable fundamentals from the get-go. Any response?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Well, this is Peter. Against the first thing, I had to read a little bit into your question because when you talked about dilution that the Lumera shareholders will take immediately on the merger. As we’ve tried to describe, the number of securities that are going to be issued are the same on both sides. That includes common shares, it includes options and warrants as well. So if you just look at the common shares, the Lumera shareholders will end up with approximately 57% of the common immediately after the merger. GigOptix shareholders will get about 43% of the common.

Some — and I don’t know the number right off the top of my head, some of the options are in the money, but most of the options and warrants are well out of the money. So we need to build value inside the company to get those above water. They are potentially dilutive, so that is true.

Gale Stephanic - Sterne Agee Financial

Right.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

But somebody, and it wasn’t you, but somebody is confusing this four to one reverse split as more dilutive on the Lumera shareholders and that’s not the case. That’s simply, as you know — I know you understand this, but it’s simply a mechanism to reverse the number of shares lower and increase the average share price for market listing purposes.

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FINAL TRANSCRIPT

Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

Gale Stephanic - Sterne Agee Financial

But one quick comment there. That is one of my points. In looking at reverse splits of low priced stocks, they almost never work to get the share — to keep the share price higher after the reverse split unless you have some pretty compelling fundamentals at the same time. In other words, if this stock were to split one for four now, it would be a $2 stock roughly.

And most of the time, without nice fundamentals along with that, the stock will decline even further, or back to $1, let’s say. Almost always. And I won’t say it never — I won’t say a company never goes up after a reverse split. They typically go down. So therefore, that puts us at a quarter of a dollar if it drops in half again after a reverse.

So I just — I just hope that you’re aware of that and if you don’t hit the ground running on fundamentals, it won’t help shareholders at all, especially when they know another financing is around the corner. In a very, very tough market for financing, by the way, 2009 doesn’t look like it’s going to be any easier to finance anything, let alone a small company.

Dr. Avi Katz - GigOptix LLC - CEO

Gale, this is Avi, and I’d like to take a stab in reflecting a few comments. And I really appreciate your question. In fact, you gave us a real reinforcement of some of our thoughts with respect to why this merger is so synergistic. For one, I agree with you.

Most of the reverse splits did not deliver the value to the shareholders in general because they were done in isolated environments when a company went and did it on its own to try to improve in a way the economy of the company. What we are doing here, we are driving the reverse split, if you will, in the content of this merger.

What I can reflect to you moving forward from our experience in restarting iTerra only 18 months ago, after a huge investment that major shareholders put in this company and could not have realized the return and the value. And again I will refer you to the S-4 so you can see the history of the funding of iTerra.

When you look to the shareholders value that iTerra has generated through the restart of GigOptix with the same team that is in the helm now, in the same market and through this harsh economies, we have demonstrated a significant value to the shareholders increase by virtue of our market penetration, our customer acquisitions and our increasing market share through a very healthy gross profit.

You talk, rightfully so, about the need to have a very clear and aligned strategy with respect to the funds — the fundamental of the companies, and I will just reflect to you that after six months of working closely between those two teams here, we are very convinced that the fundamentals are aligned. We are very convinced that there’s a very strong synergy between the product and the product offering we can drive together.

And we are also very convinced, by the way, that a factor that many people neglect to account, which is the commercialization and the introduction of the product to the marketplace, we are very convinced that this is an aspect that GigOptix is bring to the merger which is very, very important.

Lumera has developed over the years a very substantial and attractive technology. We’re out now at the point that this technology must be commercialized. And if it doesn’t go to the market in the next year and take a position as a lead modulator, the market may close up on this opportunity.

We believe that you may see value to the shareholders being generated by virtue of the activities and executions and commercialization of this unique technology. And again, just looking forward or looking on the recent history of GigOptix and looking at what and where we want to take this company, I guess this is where I’d ask you and the rest of the shareholders really to focus their attention. Focus attention of what we can do in developing future shareholders value as we move forward and keep growing the portfolio and synergize between those two products.

Gale Stephanic - Sterne Agee Financial

Well, thank you very much for that. And one quick follow-up and then I’ll get off so somebody else can ask a question. And that is that Raluca indicated that after Telcordia approvals that there would possibly be revenue generated second half from some of these products — commercial revenue. And it doesn’t appear that there’s much going on there yet. How far out do you see significant commercial revenue from a Lumera product?

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FINAL TRANSCRIPT

Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

Dr. Avi Katz - GigOptix LLC - CEO

Well, again, Gale this is Avi, and I’ll just take a stab as we look into the technology status. I think that the Lumera technical team led by Raluca has done a great job in demonstrating for the first time in the industry the robustness and reliability of the polymer technology for this optical modulator commercial application.

The Telcordia test, as you know, — achievement provides confidence for commercialization of this product. So this is a critical milestone as you look into introduction of new technology. In fact, a game changer technology to the market.

What GigOptix want to do at this point, we’d like to take a step forward to bring such technology into production, outsource manufacturing, refine target specification to address various applications that have been defined recently over the last few months by customer that we’ve been closely in touch with.

Just to remind you, as you reflect back on my presentation, vast majority of our drivers in the telecom industry goes to customers that are using them to drive modulators — different type of modulators, but modulators. So we believe that once this target in many respects will be completed using the polymer, we will then generate a set of engineering samples. We’ll put another set of additional reliability tests.

We’ll drive Telcordia compliance test to the specific products that will be manufactured based on the polymer technology that has been proved so far by Lumera, and — which is really it’s a necessary step to demonstrate the reliability of the final real product before we put it to the market. So, there’s a way to go in terms of turning the proved material into proved product.

We plan — in the roadmap that we have in front of us in this point of time, Gale, we plan to release the first commercial engineering samples to the market in the middle of next year — somewhere in early quarter three of next year. But again, referring back to our comments earlier, the way we hope and that we have demonstrated on our — on the GigOptix products, we — the way we hope to commercialize those products are working with an existing set of customers that have been part of the partnership that define the [spec] as the product goes out.

So once you have a sample in front of — engineering sample in front of the customer that is part of the development of the spec, from here on the qualification through Telcordia, the specification through the customer test and the system integration is a process that is a common practice in the industry.

Gale Stephanic - Sterne Agee Financial

Okay. Well, I thank you very much for the answers and I’ll go back into the queue, and good luck.

Operator

(Operator Instructions)

And you appear to have no further questions at this time.

Helene Jaillet - Lumera Corp. - Director, IR and Corporate Communications

Michelle, would you poll again, please, just to give people some time in case they wish to queue up?

Operator

Yes, ma’am.

(Operator Instructions)

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FINAL TRANSCRIPT

Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

And you have a question from the line of [Lenny Stouten] of [National Plating Corporation]. Please proceed.

Lenny Stouten - National Plating Corporation

Hi, Avi. This is Lenny Stouten, Southern California. I have a little confusion I’d like to get straightened out if we can. And I haven’t read the S-4 yet. But has the merger of equals stayed pretty true or are we still talking about a roughly 50/50 share arrangement between the GigOptix and Lumera merger? And are they — as a second question, are they talking about doing the reverse split on Lumera before or after the merger?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Lenny, it’s Peter. So maybe you missed the answer that I gave before. It is a 50/50 security split, but there are three types of securities that Lumera has. We’ve got common shares, we’ve got stock options at varying tranches, price ranges, and we’ve got warrants also.

So while the number of securities issued in the merger — immediately post-merger are going to be 50/50 on both sides, the common shares will actually be 53/47 — or excuse me, I got that backwards, 57/43. So the Lumera common shareholders will own 57% of the total common. And then in order for some of the other securities to actually become viable or become dilutive, we’re going to have to see some price increase or —

Lenny Stouten - National Plating Corporation

Yes, I just was confused on it.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

The reverse split, I think, technically happens at the point of merger, not before or not after; it’s right at that time. So that when GigOptix Inc., which will trade under the symbol GIGX, first begins trading, the split will become — will have been effective.

Lenny Stouten - National Plating Corporation

Okay. So as another issue, I was looking at the list of competitors and I don’t see names like Fujitsu and stuff like that. Are they a competitor to you, or are they a customer more so for you guys?

Dr. Avi Katz - GigOptix LLC - CEO

This would be Avi —

Lenny Stouten - National Plating Corporation

Not them necessarily specifically, but that level of industry.

Dr. Avi Katz - GigOptix LLC - CEO

Yes. Thank you very much, Lenny, for this question. We obviously have a good number of customer that are requesting to stay under NDAs and did not allow us to release the names.

Lenny Stouten - National Plating Corporation

Understand, yes.

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FINAL TRANSCRIPT

Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

Dr. Avi Katz - GigOptix LLC - CEO

Obviously, your question is alluding to the fact that we have couple of devices — couple of applications in the market. Names like Fujitsu and so forth, which they may manufacture modulators, for example, a variety of modulators, in which case our devices will be a product that is complementary and will go either to them or to a higher level of system integrators to integrate them into a communications system.

So if you look into the slide — into the cartoon that we provided, I believe in slide — if you go back to slide number 11. In this cartoon you can see that our drivers are sitting alongside with a modulator in the same optical transceiver. So in this case, we may find ourselves being integrated in a system by a system integrator, alongside with modulator that come from any given name of the modulator manufacturers. So we would perceive them to be partners in this case. Some of them can be customers.

Now, bear also in mind that your question also identify clearly the fact that going with modulator from Lumera, we may have an opportunity to drive a higher level of integration product, as I have reflected in my presentation, whereby which you can actually package in a more intimate manner a modulator in a driver.

Lenny Stouten - National Plating Corporation

That would seem to be much more competitive if that can work than what would be adding — having both the products.

Dr. Avi Katz - GigOptix LLC - CEO

We definitely agree with you in the company and this is, by the way, why we feel so strongly about this merger. The ability to overcome major issues such as interoperability between the driver and the modulator and bring them physically close together and if physics allow us even to integrate them completely into one optical system on chip, are very appealing and very attractive opportunity that we have here which all will drive to better performance, improving efficiency and major advantage to customers by virtue of cost reduction and reliability improvements.

Lenny Stouten - National Plating Corporation

Thank you both, Peter and Avi.

Operator

(Operator Instructions)

And your next question comes from the line of [David Munch]. Please proceed.

David Munch

Hello, gentlemen. I’ve got a couple of questions for you. Number one I guess would be status on Lockheed Martin contract. I know recently we had said we had shipped devices as well as materials, so I was hoping to get a status update on that.

Secondly, I guess, when would we be able to anticipate that the company could potentially go cash flow positive? So I see we got nice sales growth, strong sales growth, and it would appear to me that within possibly one year’s time we could potentially be looking at turning cash flow positive. So that obviously is going to impact the amount of additional financing you might require.

And that leads to another question, is when specifically and where do you see getting those funds from, just general market or from specific investors from your own team, so to speak?

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FINAL TRANSCRIPT

Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

David, it’s Peter. Let me answer the first question as best I can. We didn’t — we didn’t say anything specifically about Lockheed Martin in our quarterly release because, due to the nature of the arrangement and due to the fact that we didn’t ship any devices to them during the quarter, there isn’t any news.

So the last device shipment, I think, was in June of this last summer. Lockheed and Lumera continue to work very closely. We’re involved with them very deeply at a technical level, solving a problem for a customer or two that Lockheed has and we’re excited about the opportunities there.

I can’t give you any more details about the timeline or what we expect or how large that opportunity is, except to say that if you dovetail the work that we’re doing under our government contracts, and Lockheed being a large government subcontractor, there aren’t just one or two potential applications for our technology, there are numerous ones.

And so, that relationship continues to deepen and as soon as we have information we can share publicly, we’ll do so. But that may be a little bit unsatisfying for you today, but just let me assure you that Lockheed relationship is continuing to move along nicely.

Dr. Avi Katz - GigOptix LLC - CEO

And there’s also — this is Avi and I’ll probably take the second question you had with regard to breaking even. I think that the fundamentals of our financials are reflected pretty clearly and with high visibility in the few slides we reviewed. In fact, we went forward in terms of reflecting and presenting quarterly results quarter by quarter all the way back to the first quarter of ‘07 so shareholders will gain confidence in our execution from the financial responsibility point of view.

I think in particular, if you refer to slide 22 in the presentation, we definitely show a good [two trends] that have consistent growth of revenue historically over the last few quarters, build on, again, organic growth of each one of the product lines, as well as synergy — an acceleration of revenue growth.

For example, if you look to the Helix product growth, which definitely benefit from the sales and marketing activities and organization of GigOptix LLC. We also show a significant reduction on the pro forma and net loss of continuing operations as you see in this graph.

So while we would like to refrain from giving any forward guidance, I mean every one of us looking into this can appreciate the philosophy of the management team here. We are striving and working very hard to keep increasing revenues in a constant manner, to keep producing costs and to bring the company before too long to a point of profitability and financial independence.

We — as I mentioned, we are committed to do it and we continue to do it. Some of the market harsh conditions are not in our control. But we are committed to bring it to profitability soon as we can.

Operator

(Operator Instructions)

And you have no further questions at this time.

Helene Jaillet - Lumera Corp. - Director, IR and Corporate Communications

Thank you, Michelle, and thank you to everyone for joining us on the call. I’d like to remind you that the webcast and the presentation will be on the website for viewing and we would invite you to please take advantage of that. So again, thank you for joining us this afternoon and goodbye.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation and you may now disconnect. Have a great day.

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FINAL TRANSCRIPT

Oct. 21. 2008 / 1:30PM PT, LMRA - Q3 2008 LUMERA CORP Earnings Conference Call

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